Ms. Sazzman:

Attached, please find a marked copy of the revised supplement for the MLIG Variable Insurance Trust.

Please let me know if you have any questions or concerns.

Thank you

Cindy

Cynthia Reid Beyea
SUTHERLAND
1275 Pennsylvania Avenue, NW
Washington, DC 20004
202.383.0472 direct
202.637.3593 facsimile
cynthia.beyea@sutherland.com

Explanatory Note
This Post-Effective Amendment No. 13 to the Registration Statement of MLIG Variable Insurance Trust (the “Trust”) on Form N-1A (File Nos. 333-83074 and 811-21038) is being filed to supplement one of the Trust’s current prospectuses and the Trust’s statement of additional information. Accordingly, the Trust’s Post-Effective Amendment No. 10 filed April 18, 2008, is hereby incorporated by reference.

SUPPLEMENT
DATED SEPTEMBER 12, 2008
TO THE
MLIG VARIABLE INSURANCE TRUST PROSPECTUS
DATED MAY 1, 2008
Roszel/BlackRock Fixed-Income Portfolio
The Roszel/BlackRock Fixed-Income Portfolio’s Primary Investment Strategies as set forth on page 34 of the prospectus is replaced with the following:
The Portfolio invests, under normal market conditions, at least 80% of its net assets in high-grade income-bearing securities or in other registered investment companies (the “underlying funds”) that invest in high-grade income-bearing securities. The Portfolio and the underlying funds invest in a wide variety of income-bearing securities, including mortgage-backed securities and corporate bonds. The Portfolio seeks to achieve total return through duration management, security selection, and sector rotation consistent with the Adviser’s relative value view. Sector (e.g., government, government agency, and corporate) allocations are based upon a relative value assessment by the Adviser’s sector specialists who are responsible for recognizing and communicating key trends and opportunities when sectors become undervalued relative to other sectors of the market.
The Portfolio generally maintains an average portfolio duration of three to six years. The Portfolio generally maintains an average credit quality of A or better and invests in underlying funds that invest solely in securities that are rated investment grade at the time of purchase or, if unrated, are determined by the management team to be of similar quality. The Portfolio’s performance benchmark is the Merrill Lynch U.S. Domestic Master Bond Index.
The Portfolio can invest anywhere between 0% to 45% of its net assets in underlying funds. The Portfolio will only invest in underlying funds that invest primarily in income-bearing securities and can invest in underlying funds that are both affiliated and unaffiliated with the Trust. The Adviser will select the Portfolio’s underlying fund investments using the same investment strategy it uses to select other investments for the Portfolio. Currently, the only underlying funds in which the Portfolio intends to invest are the BlackRock Bond Allocation Target Shares (BATS) Series C and Series M, two funds that are series of BlackRock Bond Allocation Target Shares (a registered investment company) and are advised by an affiliate of the Adviser. However, to the extent that such investment is consistent with the Portfolio’s investment strategies, the Portfolio may invest in other underlying funds in the future.
A detailed description of the commercial paper and bond rating categories created by certain nationally recognized statistical rating organizations is contained in the SAI.

The Roszel/BlackRock Fixed-Income Portfolio’s Principal Risks as set forth on page 34 of the prospectus is replaced with the following:
The Adviser will apply investment techniques and risk analyses in making investment decisions for the Portfolio, but there can be no guarantee that these will produce the desired results. As with most income mutual funds, the Portfolio is subject to interest rate risk and income volatility. Other factors may affect the market price and yield of the Portfolio’s securities, including investor demand, domestic economic conditions and factors relating to the issuer of a particular security, such as changes in the financial condition of the issuer. Loss of money is a risk of investing in this Portfolio. In addition, the Portfolio’s investments, particularly its investments in mortgage-backed securities, are subject to credit risk and prepayment/extension risk. These risks, and the risks associated with other higher-risk securities and practices that the Portfolio may utilize, are described in more detail in the Introduction, later in this prospectus and in the SAI. Before you invest, please carefully read the section on “Risks of Certain Investments and Investment Techniques.”
On page 36 of the prospectus, the entry in the “Annual Portfolio Operating Expenses” table for the Roszel/BlackRock Fixed-Income Portfolio is replaced with the following:

Total
			Estimated	Annual
			Acquired Fund	Portfolio
		Other	Fees and	Operating	Expense
	Management Fees	Expenses	Expenses[2]	Expenses	Reimbursements	Net Expenses
Roszel/BlackRock Fixed-Income Portfolio	0.65%	0.85%	0.04%	1.54%	0.55%	0.99%
2 “Acquired Funds Fees and Expenses” are the Portfolio’s proportionate amount of the expenses of any investment company in which it invests. These expenses are not paid directly by Portfolio shareholders. This amount is currently estimated based on projected investments into underlying funds.
On page 37 of the prospectus, the entry in the “Example” table for the Roszel/BlackRock Fixed-Income Portfolio is replaced with the following:

	1 Year	3 Years	5 Years	10 Years
Roszel/BlackRock Fixed-Income Portfolio	$97	$429	$784	$1,784
The entry for “Investment Company Securities” in Chart 4, page 1 for the Roszel/BlackRock Fixed-Income Portfolio is replaced with the following:
45
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Please retain this supplement with your Prospectus for future reference.

SUPPLEMENT
DATED SEPTEMBER 12, 2008
TO THE
MLIG VARIABLE INSURANCE TRUST
STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2008
The text under the heading “Fundamental Restrictions” on pages 1-2 of the Statement of Additional Information is replaced with the following:
Each Portfolio has adopted the following fundamental investment restrictions which may not be changed without approval of a majority of the applicable Portfolio’s outstanding voting securities. Under the 1940 Act, and as used in the Prospectuses and this SAI, a “majority of the outstanding voting securities” means the approval of the lesser of: (1) the holders of 67% or more of the outstanding votes attributable to shares of a Portfolio present at a meeting, if the holders of more than 50% of such votes are present in person or by proxy, or (2) the holders of more than 50% of the outstanding votes attributable to shares of the Portfolio.
Each Portfolio may not:
1.    Issue senior securities to the extent such issuance would violate applicable law.
2.    Borrow money, except as permitted under the 1940 Act, as amended, and rules, regulations, or orders obtained thereunder, as interpreted or modified by regulatory authority having jurisdiction, from time to time.
3.    Invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or any or its agencies or instrumentalities), except that a Portfolio may invest up to 100% of its total assets in other investment companies, as the term “investment company” is defined in the 1940 Act.
4.    Make loans, except through (a) the purchase of debt obligations in accordance with the Portfolio’s investment objective and policies, (b) repurchase agreements with banks, brokers, dealers and other financial institutions, and (c) loans of cash or securities as permitted by applicable law.
5.    Underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Portfolio may be deemed to be an underwriting.
6.    Purchase or sell real estate, except that a Portfolio may (a) acquire or lease office space for its own use, (b) invest in securities of issuers that invest in real estate or interests therein, (e.g., real estate investment trusts) (c) invest in securities that are secured by real estate or interests therein, (d) purchase and sell mortgage-related securities, (e) hold and sell real estate acquired by the Portfolio as a result of the ownership of securities and (f) invest in real estate limited partnerships.

7.    Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, provided that this limitation shall not prohibit a Portfolio from purchasing, selling or entering into financial derivative or commodity contracts (such as futures contracts or options on futures contracts, or transactions related to currencies), subject to compliance with any applicable provisions of applicable law.
8.    With respect to 75% of a Portfolio’s total assets, purchase securities of an issuer (other than cash, cash items, securities of other investment companies, as the term “investment company” is defined in the 1940 Act, or securities issued or guaranteed by the U.S. Government, its agencies, instrumentalities or authorities), if (a) such purchase would cause more than 5% of the Portfolio’s total assets taken at market value to be invested in the securities of such issuer; or (b) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the Portfolio.
Except for the limitations on borrowing from banks, if the above percentage restrictions are adhered to at the time of investment, a later increase or decrease in such percentage resulting from a change in values of securities or amount of net assets is not a violation of any of the foregoing restrictions. If a Portfolio invests in other investment companies that are part of the same “group of investment companies” (as such term is defined in Section 12(d)(1)(G) of the 1940 Act) as that Portfolio, the Portfolio will look through to the investments of those other investment companies (that are part of the same group of investment companies as the Portfolio) in determining compliance with the above restrictions.
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Please retain this supplement with your SAI for future reference.